Sonny Allison

PHONE:   (303) 291-2314

FAX:       (303) 291-2414

EMAIL:   SAllison@perkinscoie.com

July 5, 2011

VIA EDGAR FILING AND FEDERAL EXPRESS

Alicia Lam

Geoffrey Kruczek

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

International Isotopes Inc.

Post-effective Amendment No. 3 to Form S-1 Filed June 10, 2011

File No. 333-171140

Dear Alicia and Geoffrey:

On behalf of International Isotopes Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) in regard to the Company’s Post-effective Amendment No. 3 filed on June 10, 2011 (the “Registration Statement”), as set forth in your comment letter dated June 22, 2011 (the “Comment Letter”).

For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.  With respect to the Staff’s comments, we have responded to the comments and proposed new disclosure as part of this letter.

Selling Shareholders, page 5

1.

We note your revisions in response to prior comment 2.  Please expand to provide current disclosure that satisfies each of the Item requirements of Form S-1.  We note, for example, the references on pages 5 and 9 to information as of December 7 and October 20, 2010.

RESPONSE:  Per our telephone conversations with the Staff subsequent to the receipt of the Comment Letter, we understand that this comment was specifically directed at the Staff’s concern with the disclosure required by Item 7 of Form S-1.  We have reviewed each of the other Item requirements of Form S-1 and believe that the

ANCHORAGE   •   BEIJING   •   BELLEVUE   •   BOISE   •   CHICAGO   •   DALLAS   •   DENVER   •   LOS ANGELES   •   MADISON   •    NEW YORK

PALO ALTO   •   PHOENIX   •   PORTLAND   •   SAN DIEGO   •   SAN FRANCISCO   •   SEATTLE   •   SHANGHAI   •   WASHINGTON, D.C.

Alicia Lam and Geoffrey Kruczek

July 5, 2011

information that is either disclosed in the Registration Statement or incorporated by reference therein is current as of the most reasonable practicable date.  The Company will revise the information required by Item 7 to Form S-1 by filing an Amendment No. 4 to the Form S-1 (the “Amendment”).

The disclosure in the Registration Statement included the number of securities owned by each selling shareholder prior to the offering and the number of shares to be sold in the offering, neither of which disclosure has changed.  However, the aggregate number of shares outstanding used to determine the beneficial ownership percentage of each selling shareholder has changed.  The Company will file the Amendment that will revise the “Security Ownership of Selling Shareholders” table to update the percentages set forth in the “Shares of Common Stock to be Beneficially Owned prior to the Offering” column of such table and the percentages set forth in the “Shares of Common Stock to be Beneficially Owned after the Offering” column of such table to reflect the aggregate number of shares outstanding as of the most recent practicable date.

2.

We note that only “portions” of your Definitive Proxy Statement are incorporated by reference.  Please tell us how that is consistent with Item 12(a)(2) to Form S-1.

RESPONSE:  The Company will revise the reference to its Definitive Proxy Statement in the incorporation by reference section by filing an Amendment No. 4 to the Form S-1, which revises such reference to read as follows:

“our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2011 in connection with the 2011 annual meeting of shareholders;”

The Company will transmit separately the acknowledgements requested in your letter.  Please do not hesitate to contact me with any questions.

Very truly yours,

/s/ Sonny Allison

Sonny Allison

cc:

Steve T. Laflin, International Isotopes Inc.

Laurie McKenzie-Carter, International Isotopes Inc.